FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549


              REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR
               15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF DECEMBER 2004

                         KERZNER INTERNATIONAL LIMITED
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                  CORAL TOWERS, PARADISE ISLAND, THE BAHAMAS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F    X                      Form 40-F
                         -------                             -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                 No         X
                         -------                           -------
If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110,
(ii) the Registration Statement on Form



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                          Exhibit Index is on page 4
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F-3 filed on May 23, 2002, File No. 333-88854, (iii) Form S-8 filed on
December 10, 2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File
No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.



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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:  December 22, 2004                 KERZNER INTERNATIONAL LIMITED




                                         By:     /s/ RICHARD M. LEVINE
                                                 ------------------------------
                                         Name:   Richard M. Levine
                                         Title:  Executive Vice President &
                                                 General Counsel








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                                        EXHIBIT LIST


    EXHIBIT                               DESCRIPTION
    -------                               -----------

     99(1)                     Press Release on December 21, 2004
                               Kerzner Promotes Howard Karawan to
                               Divisional President/Managing Director




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